VIA EDGAR

Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The Gabelli Go Anywhere Trust
(File Nos. 333-208675 and 811-23035)

Dear Ms. Skeens:

Thank you for your oral comments on June 8, 2016, June 10, 2016 and June 28, 2016 regarding Pre-Effective Amendment No. 1 to the registration statement on Form N-2 filed by The Gabelli Go Anywhere Trust (the “Fund”) on May 18, 2016 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement (“Pre-Effective Amendment No. 2”), which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the filing of Pre-Effective Amendment No. 1 to the Registration Statement.

Your comments are summarized in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement.

Deborah D. Skeens

July 1, 2016

Comments and Responses

1.	We note that the 8% distribution rate on the Series A Preferred Shares during Year 1 could be paid with returns of capital. Please provide us with an estimate of the percentage of the distributions on the Series A Preferred Shares during Year 1 that is estimated to be paid out of investment income versus a return of capital.

The Fund notes that the liquidation preference of the Series A Preferred Shares will represent approximately 40% of the Fund’s portfolio. The 8% distribution rate paid on the Series A Preferred Shares in Year 1 will only be paid with respect to the liquidation preference of the Series A Preferred Shares, and therefore will only be paid with respect to approximately 40% of the Fund’s portfolio. As further disclosed in the Registration Statement, the Fund does not intend to pay any common share distributions until the Fund’s second year of operation. Therefore, the 8% distribution rate on the liquidation preference of the Series A Preferred Shares during Year 1 equates to a 3.2% distribution rate on the entire value of the Fund’s portfolio during Year 1. The Fund believes that it is reasonable to estimate that it will be able the pay the Series A Preferred Share distribution in Year 1 out of investment income and/or capital gains.

2.	Please revise the heading on the cover page of the prospectus to also state the minimum amount of the offering.

The Fund has made the requested change.

3.	Please supplementally confirm to us that the Fund is aware of the potential issues that could be raised with respect to transactions involving a liquidating trust, including the affiliated transaction prohibitions under the Investment Company Act of 1940, and that any transactions through a liquidating trust will not violate section 48(a) of the Investment Company Act of 1940.

The Fund confirms that it is aware of the potential issues that could be raised with respect to transactions involving a closed end liquidating trust by an open-end fund without shareholder approval, including the affiliated transaction prohibitions under the Investment Company Act of 1940, and that any transactions through a liquidating trust will not violate section 48(a) of the Investment Company Act of 1940. The Fund does not believe that the use of a closed end liquidating trust, whether registered or unregistered, by a closed-end fund such as the Fund raises these issues.

4.	Please add the following disclosure in bold bullet points on the cover page of the Prospectus:

•	The solicitation fee for this offering, the costs of distributions on the Series A Preferred Shares, the offering costs and other Fund expenses are paid from assets attributable to the common shares. In the aggregate, these expenses are expected to be % of common share assets for the Fund’s first year of operations.

•	Because the Series A Preferred Shares are entitled to a certain level of distributions, which will be expenses of the common shares, there is a significant risk that the common shares will trade at a significant discount to net asset value beginning 60 days after the offering.

•	Although the distribution rate for the Series A Preferred Shares is 8% for the Fund’s first year of operations, that rate represents only 3.2% of a shareholder’s total investment. Further, this distribution rate drops significantly beginning in the Fund’s second year of operations.

The Fund has added disclosure consistent with this request to the cover page of the Prospectus. The Fund has modified the staff’s suggested wording to more precisely reflect the subject matter thereof.

5.	Please supplementally provide the staff will all marketing material to be used in connection with the offering of the Fund’s common shares and Series A Preferred Shares.

The Distributor has submitted marketing material to be used in connection with the offering of the Fund’s common shares and Series A Preferred Shares to FINRA for review and is currently awaiting comments. The Fund will provide the staff with such marketing material after receiving FINRA’s comments and making any requested revisions.

6.	Where the distribution rate on the Series A Preferred Shares is discussed in the Prospectus, please clarify, in plain English, that the initial and subsequent distribution rates for the Series A Preferred Shares are each a percentage of the preferred shares’ investment, which is a smaller percentage of the Combination investment than the common shares’ investment.

The Fund has made the requested clarification.

Deborah D. Skeens

July 1, 2016

* * * * * * *

The Fund is seeking to have the Registration Statement declared effective by Monday, July 11, 2016.

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836, Rick Prins at (212) 735-2790 or Tom DeCapo at (617) 573-4814.

            Best regards,

            /s/ Kenneth E. Burdon

            Kenneth E. Burdon